SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 6th, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 6th, 2006

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Press Release
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Hurricane Wilma
The SCOR Group estimates the total impact of Hurricane Wilma on its net income at EUR 18 million net of retrocessions, including reinstatement premiums and after tax.
The damage caused by Hurricane Wilma affecting the SCOR Group is located almost exclusively in Mexico.
This event, which will be incorporated in the 4th quarter 2005 accounts, does not significantly impact the Group’s overall financial strength.
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2006 Timetable

2005 Annual Premium Income	15 February 2006
2006 Renewals (excluding Asia)	28 February 2006
2005 Annual Results	22 March 2006
2006 Asia Renewals	13 April 2006
2006 1st quarter Results and General Meeting	16 May 2006
2006 1st half Results	30 August 2006
2006 3rd quarter Results	8 November 2006
Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.